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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

SEC File Number:  001-36787

CUSIP Number:   76090H103

NOTIFICATION OF LATE FILING

(Check One)	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2014

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Restaurant Brands International Limited Partnership

(Full Name of Registrant)

(Former Name if Applicable)

874 Sinclair Road

(Address of Principal Executive Office (Street and Number))

Oakville, Ontario L6K 2Y1

(City, State and Zip Code)

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why the Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

Restaurant Brands International Limited Partnership (the “Partnership”) is filing this Notification of Late Filing on Form 12b-25 with respect to its Annual Report on Form 10-K for the fiscal year ended December 31, 2014 (the “Form 10-K”). The Partnership and Restaurant Brands International Inc. (“RBI”), the sole general partner of the Partnership, are newly formed entities established in connection with the transaction between Burger King Worldwide, Inc. (“BKW”) and Tim Hortons Inc. (the “Transaction”). In connection with the Transaction, both RBI and the Partnership became subject to the Section 15(d) reporting obligations of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Transaction was consummated on December 12, 2014 and the Partnership became a successor to BKW pursuant to Rule 12g-3(a). RBI’s Annual Report on Form 10-K for the year ended December 31, 2014 was filed with the Securities and Exchange Commission on March 2, 2015, on a timely basis. Due to a delay in compiling information required to be included in the Partnership’s Form 10-K, which delay could not be eliminated by the Partnership without unreasonable effort and expense, the Partnership will not be filing its Form 10-K by the prescribed due date. In accordance with Rule 12b-25 of the Exchange Act, the Partnership will file its Form 10-K no later than the fifteenth calendar day following the prescribed due date.

(Attach Extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Jacqueline Friesner	905	845-6111
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See Attachment A hereto which is incorporated herein by reference.

Restaurant Brands International Limited Partnership

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date	March 2, 2015	By:	Restaurant Brands International, Inc., its general partner
/s/Jacqueline Friesner
		Name:	Jacqueline Friesner
		Title:	Controller and Chief Accounting Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Attachment A

As previously discussed, the Partnership was formed in connection with the Transaction, and therefore does not have its own results of operations from the corresponding period for the last fiscal year. However, as a result of the Transaction, the Partnership is deemed to be a successor to BKW and therefore the results of operations of BKW for the corresponding period for the last fiscal year will be deemed to be the financial results of the Partnership. The Partnership currently anticipates that, as a result of the Transaction, there will be significant changes in the results of operations of the Partnership for the year ended December 31, 2014 as compared to the results of operations of BKW for the year ended December 31, 2013. The principal changes in the results of operations of the Partnership for the year ended December 31, 2014 as compared to the results of operations of BKW for the year ended December 31, 2013 are as a result of the consummation of the Transaction and are set forth in RBI’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the Securities and Exchange Commission on March 2, 2015. At this time, the Partnership has not completed its analysis of the differences between the Partnership and RBI.